Multi-Class Expense Limitation Agreement

February 27, 2020

Griffin Institutional Access Credit Fund

Griffin Capital Plaza

1520 E. Grand Avenue

El Segundo, CA 90245

Dear Board Members:

You have engaged us to act as the investment adviser to the Griffin Institutional Access Credit Fund (the "Trust" or the "Fund"), pursuant to a Management Agreement dated as of January 19, 2017 ("Management Agreement").

Commencing on February 27, 2020 until at least April 30, 2021, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by Griffin Capital Credit., LLC. Furthermore, the Expense Limitation Agreement may not be terminated by Griffin Capital Credit Advisor, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Griffin Capital Credit Advisor, LLC. The Expense Limitation Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement's termination for the Fund (except that Griffin Capital Credit Advisor, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Griffin Capital, LLC). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the respective Fund within three years in which the expenses were occurred (provided Griffin Capital Credit Advisor, LLC continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Griffin Institutional Access Credit Fund – Class A	2.60%
Griffin Institutional Access Credit Fund – Class C	3.35%
Griffin Institutional Access Credit Fund – Class I	2.35%
Griffin Institutional Access Credit Fund – Class L	2.85%

Yours Very Truly,

Griffin Capital Credit Advisor, LLC

By:
Name:	Kevin Shields
Title:	Chief Executive Officer
Date:	February 27, 2020

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By:
Name:	Randy Anderson
Title:	Chairman
Date:	February 27, 2020